UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 8, 2015
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V.’s First Quarter Ended March 28, 2015:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 28, 2015; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended March 28, 2015 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2014 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2015 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 28, 2015 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2015.

•	Other Developments in the first quarter 2015.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 28, 2015, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“the Company”) is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first three months of 2015 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our annual report on Form 20-F.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2015 ended on March 28, 2015. The second quarter will end on June 27. The third quarter will end on September 26 and the fourth quarter will end on December 31, 2015. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods. There were 87 days in the first quarter of 2015, 95 days in the fourth quarter of 2014 and 88 days in the first quarter of 2014.

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	March 28, 2015	December 31, 2014	March 29, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions, except per share amounts)
Net revenues	$1,705	$1,829	$1,825	(6.8)%	(6.6)%
Gross profit	566	619	599	(8.6)%	(5.5)%
Gross margin as percentage of net revenues	33.2%	33.8%	32.8%	-	-
Operating income (loss)	(19)	38	(4)	-	-
Net income (loss) attributable to parent company	(22)	43	(24)	-	-
Earnings per share	$(0.03)	$0.05	$(0.03)	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by WSTS, semiconductor industry revenues decreased in the first quarter of 2015 on a sequential basis by approximately 5% for the TAM and 3% for the SAM, to reach approximately $83 billion and $37 billion, respectively. On a year-over-year basis, both the TAM and the SAM increased by approximately 6% and 3%, respectively.

First quarter 2015 revenues amounted to $1,705 million, a 6.8% sequential decrease, inside our guidance of the quarter but below the 5% mid-point, with all product lines registering a sequential revenues decrease. Sense & Power and Automotive Products (SP&A) revenues declined by approximately 4% and Embedded Processing Solutions (EPS) by 12%, mainly driven by Digital products and Industrial & Power Discrete products, respectively.

On a year-over-year basis, our revenues decreased by 6.6%. Excluding the former ST-Ericsson products that we are phasing-out, our revenues declined by 4.4%. SP&A segment revenues decreased by about 6% primarily due to a decrease in Analog & MEMS. EPS segment revenues decreased by approximately 7% mainly due to the phasing-out of the legacy ST-Ericsson products and weak performance of the other Digital Products, only partially offset by the growth in Microcontrollers, Memory & Secure MCU (MMS).

Compared to the served market, our performance was below the SAM both on a year-over-year and sequential basis.

Our effective average exchange rate for the first quarter of 2015 was $1.23 for €1.00 compared to $1.29 for €1.00 in the fourth quarter of 2014 and $1.35 for €1.00 in the first quarter of 2014. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our first quarter 2015 gross margin was 33.2% of revenues, at the mid-point of our guidance, and decreasing sequentially by 60 basis points, mainly due to decreasing sales prices and lower manufacturing efficiency, partially offset by the positive impact of currency exchange rates, net of hedging, and lower charges for unloading. On a year-over-year comparison, our first quarter 2015 gross margin improved by 40 basis points, mainly due to improved manufacturing efficiencies and favorable currency exchange rates, net of hedging, partially offset by lower selling prices and higher unused capacity charges.

Our combined selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $591 million, decreasing by about 3% compared to $611 million in the prior quarter mainly due to a shorter quarter and the favorable impact of currency exchange rates, net of hedging. On a year-over-year basis, operating expenses decreased by about 2% compared to $606 million in the prior-year quarter mainly due to more favorable currency exchange rates, net of hedging, partially offset by higher labor costs.

Other income and expenses, net, amounted to $35 million, decreasing compared to $50 million in the previous quarter due to lower R&D funding and increasing from the year-ago quarter $15 million mainly due to the impact of the recognition of Nano2017 R&D grants following the program approval in the second quarter of 2014.

In the first quarter of 2015 our operating loss was $19 million, deteriorating from an income of $38 million in the fourth quarter of 2014 and from a loss of $4 million in the year-ago quarter. Sequentially, the deterioration in our operating results was mainly due to lower revenues, lower other income and higher impairment and restructuring charges, partially offset by savings in operating expenses. Compared to the year-ago period, the deterioration in our operating results was mainly due to higher impairment and restructuring charges.

We showed progress in terms of free cash flow, positive at $41 million for the first quarter of 2015 and improving $92 million compared to the year-ago period.

In the second quarter, we expect to increase our revenues by about 3.5% sequentially, plus or minus 3.5 percentage points, with most of our product groups contributing. Gross margin is anticipated to increase by about 60 basis points to 33.8% at midpoint (plus or minus 2.0 percentage points), including existing hedging contracts significantly mitigating the positive impact from currency.

Key products driving growth for the second quarter include filters and protection devices as well as power discrete from IPD, touchscreen controllers and 6-axis motion MEMS from AMS, microcontrollers from APG, STM32 microcontrollers and the secure element from MMS. On the other hand, a large volume socket within DPG has been very recently postponed, reducing our expected revenues for this product group in the second and the next quarters.

This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2015 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 27, 2015.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the first quarter of 2015

On March 6, 2015, we closed the agreement signed on July 22, 2014 with Enel Green Power to transfer our equity stake in 3Sun. As a result, ST paid €11.5 million to Enel Green Power in exchange for our full release from any obligations concerning the joint venture or Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the joint venture.

During the first quarter of 2015, we agreed with IBM to end our participation in the IBM Technology Development Alliance at the end of the second quarter of 2015.

On March 24, ST’s Supervisory Board resolved that our dividend distributions, more recently decided on a semi-annual basis, will now be decided on an annual basis at ST’s Annual General Meeting of Shareholders.

On March 27, 2015, we announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders which will be held in Amsterdam on May 27, 2015. The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS). The 2014 Statutory Annual Accounts are posted on the Company’s website and were filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2015;

•
The distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed to shareholders in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016;

•
The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 Annual General Meeting of Shareholders, in replacement of Mr. Jean d’Arthuys whose mandate will terminate as of the 2015 Annual General Meeting of Shareholders;

•	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 Annual General Meeting of Shareholders; and

•
The appointment of Ernst & Young Accountants LLP as the Company’s external auditor for the 2016-2019 financial years. The proposal to appoint Ernst & Young Accountants LLP in replacement of PricewaterhouseCoopers Accountants N.V is based on the new Dutch law which currently imposes an eight-year audit firm rotation period.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

 In 2015, our segments are as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);

o	Industrial & Power Discrete (IPD);

o	Analog & MEMS (AMS); and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Product Group (DPG);

o	Microcontrollers, Memory & Secure MCU (MMS); and

o	Other EPS.

Effective in the first quarter of 2015, the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups, both belonging to EPS, were combined under one single organization, called Digital Product Group (DPG). DPG focuses on three main areas: ASSPs addressing home gateway and set-top box, as well as digital ASICs for consumer applications; mixed process and digital ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

We believe that the amended 2015 revenues presentation is consistent with that of 2014 and we use these comparatives when managing our company.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, our internal policy regarding unallocated costs was amended to allocate unused capacity charges to our product lines. Prior periods have been revised accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

First Quarter 2015 vs. Fourth Quarter 2014 and First Quarter 2014

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)
	March 28, 2015		December 31, 2014		March 29, 2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$1,693	99.3%	$1,806	98.8%	$1,801	98.7%
Other revenues	12	0.7	23	1.2	24	1.3
Net revenues	1,705	100.0	1,829	100.0	1,825	100.0
Cost of sales	(1,139)	(66.8)	(1,210)	(66.2)	(1,226)	(67.2)
Gross profit	566	33.2	619	33.8	599	32.8
Selling, general and administrative	(222)	(13.0)	(235)	(12.9)	(228)	(12.4)
Research and development	(369)	(21.7)	(376)	(20.5)	(378)	(20.7)
Other income and expenses, net	35	2.1	50	2.8	15	0.8
Impairment, restructuring charges and other related closure costs	(29)	(1.7)	(20)	(1.1)	(12)	(0.7)
Operating income (loss)	(19)	(1.1)	38	2.1	(4)	(0.2)
Interest expense, net	(5)	(0.3)	(6)	(0.4)	(2)	(0.1)
Income (loss) on equity-method investments	4	0.2	17	0.9	(8)	(0.4)
Gain (loss) on financial instruments, net	-	-	(3)	(0.1)	1	0.0
Income (loss) before income taxes and noncontrolling interest	(20)	(1.2)	46	2.5	(13)	(0.7)
Income tax expense	(1)	(0.1)	(3)	(0.2)	(9)	(0.5)
Net income (loss)	(21)	(1.3)	43	2.3	(22)	(1.2)
Net loss (income) attributable to noncontrolling interest	(1)	-	-	-	(2)	(0.1)
Net income (loss) attributable to parent company	$(22)	(1.3)%	$43	2.3%	$(24)	(1.3)%

Net revenues

	Three Months Ended			% Variation
	March 28, 2015	December 31, 2014	March 29, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	1,693	$1,806	$1,801	(6.3)	(6.0)
Other revenues	12	23	24	(44.2)	(48.8)
Net revenues	$1,705	$1,829	$1,825	(6.8)	(6.6)

Our first quarter 2015 net revenues decreased sequentially by 6.8%, inside our guidance for the quarter, but below the 5% mid-point. The sequential decrease resulted from an approximate 3% decrease in volume and an approximate 4% decrease in average selling prices.

On a year-over-year basis, our net revenues decreased by 6.6% as a result of an approximate 15% decrease in average selling prices, partially offset by an 8% higher volume. The reduction in average selling prices resulted from a pricing effect, down by approximately 7%, and a less favorable product mix of about 8%. Excluding legacy ST-Ericsson products, our revenues decreased by 4.4%. Additionally, in Q1 2014, our net revenues were positively impacted by a $15 million non-recurring sale of license to Invensense.

No customer exceeded 10% of our total net revenues in the first quarter of 2015 or in the prior and year-ago quarters.

Net revenues by product line and product segment

	Three Months Ended			% Variation
	March 28, 2015	December 31, 2014	March 29, 2014	Sequential	Year-Over- Year
	(Unaudited, in millions)
Automotive (APG)	$434	$436	$445	(0.4)%	(2.3)%
Industrial & Power Discrete (IPD)	430	462	442	(6.8)	(2.8)
Analog & MEMS (AMS)	255	266	304	(4.3)	(16.2)
Sense & Power and Automotive Products (SP&A)	1,119	1,164	1,191	(3.9)	(6.0)
Digital Product Group (DPG)	207	259	282	(19.9)	(26.4)
Microcontrollers, Memory & Secure MCU (MMS)	374	388	346	(3.7)	8.0
Other EPS	-	13	-	-	-
Embedded Processing Solutions (EPS)	581	660	628	(12.0)	(7.4)
Others	5	5	6	6.0	(18.5)
Total consolidated net revenues	$1,705	$1,829	$1,825	(6.8)%	(6.6)%

Sequentially, both SP&A and EPS decreased their revenues, by approximately 4% and 12%, respectively, with all product lines registering a drop in revenues, with the main decrease recorded in DPG (approximately 20%). All remaining product lines declined at a lower rate than the calendar days (87 days in the first quarter of 2015 versus 95 days in the fourth quarter of 2014), between 7% and 4%, but Automotive that remained substantially flat. Our revenues were affected by a lower contribution from euro-denominated sales of about $19 million, mainly associated with distribution, which impacted our SP&A segment, in particular.

On a year-over-year basis, our revenues were down by approximately 7% in EPS and 6% in SP&A. Excluding legacy ST-Ericsson products, EPS segment revenues decreased by approximately 1%. Within the SP&A segment, APG and IPD revenues decreased by about 2% and 3%, respectively, while AMS registered a decline of approximately 16%. Within EPS, DPG including legacy ST-Ericsson products registered a decline of revenues of approximately 26% while MMS increased by about 8%.

In the first quarter of 2015, “Others” includes revenues from the sales of Subsystems ($3 million) and sales of materials and other products not allocated to product segments.

Net Revenues by Market Channel (1)

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in %)
OEM	70%	68%	70%
Distribution	30	32	30
Total	100%	100%	100%

____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our revenues in Distribution amounted to 30%, stable year-over-year and decreasing compared to the prior quarter.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	March 28, 2015	December 31, 2014	March 29, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
EMEA	$451	$458	$469	(1.7)%	(3.8)%
Americas	267	277	278	(3.3)	(3.9)
Greater China-South Asia	773	869	803	(11.0)	(3.7)
Japan-Korea	214	225	275	(4.8)	(22.2)
Total	$1,705	$1,829	$1,825	(6.8)%	(6.6)%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

Both sequentially and year-over-year, all regions experienced revenue decrease. On a year-over-year basis Japan-Korea revenues were lower by approximately 22% mainly driven by the decline of legacy ST-Ericsson products.

Gross profit

	Three Months Ended			Variation
	March 28, 2015	December 31, 2014	March 29, 2014	Sequential	Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,139)	$(1,210)	$(1,226)	5.8%	7.1%
Gross profit	566	619	599	(8.6)%	(5.5)%
Gross margin (as percentage of net revenues)	33.2%	33.8%	32.8%	-	-

In the first quarter of 2015, gross margin was 33.2%, decreasing sequentially by approximately 60 basis points. Sequential decrease was mainly due to the seasonal price decline, lower manufacturing efficiency and less licensing revenues and was only partially offset by currency benefits, still significantly mitigated by $33 million loss of the impact of the existing hedging contracts, and lower unused capacity charges. In the first quarter of 2015, unused capacity charges were $19 million, compared to $29 million in the previous quarter, impacting the gross margin by about 110 basis points.

On a year-over-year basis, our margin increased by approximately 40 basis points, mainly due to improved manufacturing efficiencies and favorable currency effects, net of hedging, partially offset by the negative impact of lower selling prices and higher unused capacity charges. Unused capacity charges amounted to $5 million in the year-ago quarter.

Operating expenses

	Three Months Ended			Variation
	March 28, 2015	December 31, 2014	March 29, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(222)	$(235)	$(228)	5.8%	2.6%
Research and development expenses	$(369)	$(376)	$(378)	1.8%	2.4%
As percentage of net revenues	(34.6)%	(33.4)%	(33.2)%	-	-

The first quarter of 2015 operating expenses decreased sequentially mainly due to a shorter quarter and the favorable currency effects, net of $23 million loss on the existing hedging contracts. On a year-over-year basis, our operating expenses decreased mainly due to the favorable currency effects, net of hedging, partially offset by salary increases. As a percentage of revenues, our operating expenses amounted to 34.6%, increasing both sequentially and year-over-year due to lower revenues.

The first quarter 2015 R&D expenses were net of research tax credits, which amounted to $27 million compared to $42 million in the prior quarter and $35 million in the year-ago quarter.

Other income and expenses, net

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Research and development funding	$36	$53	$21
Phase-out and start-up costs	(1)	(3)	(3)
Exchange loss, net	(3)	-	(1)
Patent costs, net of reversal of unused provisions	-	-	(13)
Gain on sale of businesses and non-current assets	-	-	13
Other, net	3	-	(2)
Other income and expenses, net	$35	$50	$15
As percentage of net revenues	2.1%	2.8%	0.8%

In the first quarter of 2015, we recognized an income, net of $35 million, decreasing sequentially mainly due to lower income from R&D funding and higher exchange loss.

On a year-over-year basis the increase is mainly due to higher R&D funding following the Nano2017 R&D program, recognized since the second quarter of 2014 once approved by the European Union.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(29)	$(20)	$(12)

In the first quarter of 2015, we recorded $29 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $18 million of restructuring charges related to the EPS restructuring plan; (ii) $11 million of restructuring charges related to the manufacturing consolidation plans. See Note 7 Impairment, Restructuring Charges and Other Related Closure Costs.

In the fourth quarter of 2014, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $17 million of restructuring charges related to the EPS restructuring plan; (ii) $1 million of restructuring charges related to our $600 million net opex plan; and (iii) $2 million of restructuring charges related to the manufacturing consolidation plans.

In the first quarter of 2014, we recorded $12 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $10 million of restructuring charges related to our $600 million net opex plan; and (ii) $2 million of restructuring charges related to the manufacturing consolidation plans.

Operating income (loss)

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Operating income (loss)	$(19)	$38	$(4)
In percentage of net revenues	(1.1)%	2.1%	(0.2)%

The first quarter of 2015 registered an operating loss of $19 million compared to an operating income of $38 million in the prior quarter and an operating loss of $4 million in the year-ago quarter. Sequentially, the deterioration in our operating results was mainly due to lower revenues, lower other income and higher impairment and restructuring charges, partially offset by lower operating expenses. Compared to the year-ago period, the deterioration in our operating results was mainly due to higher impairment and restructuring charges.

The benefit of today’s currency environment is still limited on our profitability due to outstanding hedges. Excluding existing hedging contracts, our operating margin would have increased by over 300 basis points.

Operating income (loss) by product segment

	Three Months Ended (unaudited)
	March 28, 2015		December 31, 2014		March 29, 2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$72	6.4%	$98	8.4%	$101	8.5%
Embedded Processing Solutions (EPS)	(64)	(11.1)	(34)	(5.1)	(82)	(13.1)
Total operating income (loss) of product segments (2)	8	0.5	64	3.5	19	1.1
Others(1) (2)	(27)	-	(26)	-	(23)	-
Total consolidated operating income (loss)	$(19)	(1.1)%	$38	2.1%	$(4)	(0.2)%

____________

(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

(2)
The segment operating results of the prior periods have been restated following our internal policy on unallocated costs being amended as of Q1 2015 to allocate unused capacity charges to our product lines instead of allocating it to “Others”.

Sequentially, our SP&A segment reported a decrease in its operating income, driven by the impact of lower revenues in IPD and the seasonal price decline. Our EPS segment increased its operating loss, impacted by the lower level of the sale of license and lower product revenues.

On a year-over-year basis, SP&A reported a decrease in its operating income, mainly driven by reduced profitability in AMS, impacted by the decline in product revenues and an unfavorable product mix on top of the non-recurring 2014 first quarter benefit from the sale of license to Invensense. SP&A operating margin is not yet benefiting from favorable currency effects of about 2.9 points, due to hedging. EPS reduced its operating loss mainly due to an improved product mix, positive currency impact, lower expenses and an increased level of R&D grants. EPS is not benefiting yet from favorable currency effects of about 3.8 points, due to hedging.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Total operating income of product segments	$8	$64	$19
Impairment, restructuring charges and other related closure costs	(29)	(20)	(12)
Strategic and other research and development programs	(1)	(2)	(1)
Phase-out and start-up costs	(1)	(3)	(3)
Other non-allocated provisions(1)	4	(1)	(7)
Total operating loss Others	(27)	(26)	(23)
Total consolidated operating income (loss)	$(19)	$38	$(4)
____________

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Interest expense, net	$(5)	$(6)	$(2)

In the first quarter of 2015 we recorded a net interest expense of $5 million, decreasing sequentially but increasing on a year-over-year basis. The majority of this amount is due to the non-cash interest expense of the Senior Convertible Bonds which amounted to $5 million in the first quarter 2015.

Income (loss) on equity-method investments

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Income (loss) on equity-method investments	$4	$17	$(8)

In the first quarter of 2015, we recorded an income of $4 million as result of the sale of our participation in 3Sun to Enel Green Power realized at a more favorable condition than originally expected.

In the fourth quarter of 2014, we recorded a profit of $17 million mostly related to our share of the profit in ST-Ericsson following the sale of a portion of its patent portfolio.

In the first quarter of 2014, we recorded a charge of $8 million, of which $7 million related to our share in ST-Ericsson as a loss pick-up and $1 million related to 3Sun.

Income tax expense

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Income tax expense	$(1)	$(3)	$(9)

During the first quarter of 2015, we registered an income tax expense of $1 million, reflecting the discrete effective tax rate estimated in each of our jurisdictions, applied to the first quarter consolidated result before taxes, as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$(1)	-	$(2)

In the first quarter of 2015 and 2014, we recorded respectively $1 million and $2 million representing the income attributable to noncontrolling interest mainly related to our joint venture in Shenzhen, China for assembly operating activities.

Net income (loss) attributable to parent company

	Three Months Ended
	March 28, 2015	December 31, 2014	March 29, 2014
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$(22)	$43	$(24)
As percentage of net revenues	(1.3)%	2.3%	(1.3)%

For the first quarter of 2015, we reported a net loss attributable to parent company of $22 million compared to a $43 million income in the prior quarter and a $24 million loss in the year-ago quarter.

Earnings per share for the first quarter of 2015 was $(0.03) compared to $0.05 in the prior quarter and $(0.03) in the year-ago quarter.

In the first quarter of 2015, the impact per share after tax of impairment, restructuring charges and one-time charges, a non U.S. GAAP measure, was estimated to be approximately $(0.04) per share, compared to approximately $(0.02) per share in the prior and year-ago quarters.

Legal Proceedings

For a discussion of legal proceedings, see Note 24 Contingencies, Claims and Legal proceedings to our Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive only a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our Consolidated Statements of Income for the three months ended March 28, 2015 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.23 for €1.00 in the first quarter of 2015 compared to $1.29 for €1.00 in the fourth quarter of 2014 and $1.35 for €1.00 in the first quarter of 2014. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of March 28, 2015, the outstanding hedged amounts were €1,019 million to cover manufacturing costs and €583 million to cover operating expenses, at an average exchange rate of about $1.21 for €1.00 and $1.22 for €1.00 respectively (considering the collars at upper strike), maturing over the period from March 31, 2015 to November 30, 2016. As of March 28, 2015, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $144 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $73 million before tax at December 31, 2014.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of March 28, 2015, the outstanding hedged amounts were SGD 136 million at an average exchange rate of about SGD 1.31 to $1.00 maturing over the period from April 1, 2015 to March 10, 2016. As of March 28, 2015, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $4 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $3 million before tax at December 31, 2014.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In the first quarter of 2015, as a result of our cash flow hedging, we recorded a net loss of $56 million, consisting of a loss of about $17 million to R&D expenses, a loss of about $6 million to SG&A and a loss of about $33 million to costs of goods sold, while in the first quarter of 2014, we recorded a net profit of $12 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net loss of $3 million recorded in “Other income and expenses, net” in our Consolidated Statements of Income for the first quarter of 2015.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At March 28, 2015, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the $1,000 million dual-tranche offering of convertible bonds issued on July 3, 2014 (“Senior Bonds”) and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At March 28, 2015, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.69%. At the same date, the average interest rate on our outstanding debt was 1.86%, while the average rate of the cash interests on our total debt at redemption value was 0.67%.

Impact of Changes in Equity Prices

As of March 28, 2015, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 18 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first three months of 2015, our net cash decreased by $68 million, due to the net cash used in financing and investing activities exceeding the net cash from operating activities.

The components of our cash flow for the comparable periods are set forth below:

	Three Months Ended
	March 29, 2015	March 28, 2014
	(Unaudited, in millions)
Net cash from operating activities	$149	$53
Net cash used in investing activities	(108)	(39)
Net cash used in financing activities	(102)	(105)
Effect of changes in exchange rates	(7)	(1)
Net cash decrease	$(68)	$(92)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2015 was $149 million, increasing compared to $53 million in the prior year period. Net cash from operating activities for the first three months of 2015 compared to the year-ago period benefited from an increased net result adjusted for non-cash items, coupled with the more favorable changes in net working capital.

Net cash used in investing activities. Investing activities used $108 million of cash in the first three months of 2015, due to payments for the purchase of tangible and intangible assets and the payment for disposal of equity investment. The increase in net cash used in investing activities compared to the $39 million in prior-year period was primarily due to lack of proceeds from the sale of marketable securities and the absence of proceeds from the sale of businesses. Payments for purchase of tangible assets, net of proceeds, totaled $89 million compared to $112 million registered in the prior year period.

Net cash used in financing activities. Net cash used in financing activities was $102 million for the first three months of 2015, substantially similar compared to the $105 million used for the first three months of 2014 and consisted of a $20 million repayment of long-term debt and $82 million of dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	March 29, 2015	March 28, 2014
	(Unaudited, in millions)
Net cash from operating activities	$149	$53
Net cash used in investing activities	(108)	(39)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net variation for JV deconsolidation	-	(65)
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(108)	(104)
Free Cash Flow (non U.S. GAAP measure)	$41	$(51)

_____________

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses.

Free Cash Flow was positive $41 million for the first three months of 2015, compared to negative $51 million for the first three months of 2014.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	March 28, 2015	December 31, 2014(1)	March 29, 2014
	(Unaudited, in millions)
Cash and cash equivalents	$1,949	$2,017	$1,744
Marketable securities	338	334	-
Short-term deposits	-	-	1
Total financial resources	2,287	2,351	1,745
Short-term debt	(200)	(202)	(225)
Long-term debt	(1,575)	(1,599)	(908)
Total financial debt	(1,775)	(1,801)	(1,133)
Net Financial Position	$512	$550	$612

(1)
The December 31, 2014 net financial position was restated following the early adoption of ASU 2015-03, consisting in a balance sheet reclassification of debt issuance costs (now reported as deduction of issued debt and not as non-current assets).

Our Net Financial Position as of March 28, 2015 was a net cash position of $512 million, decreasing compared to the net financial position of $550 million at December 31, 2014, following the dividends payment.

Cash and cash equivalents amounted to $1,949 million as at March 28, 2015, as a result of our cash flow evolution as presented above.

Financial debt was $1,775 million as at March 28, 2015, composed of (i) $200 million of current portion of long-term debt and (ii) $1,575 million long-term debt. The breakdown of our total financial debt included: (i) $870 million in European Investment Bank loans (the “EIB Loans”), (ii) $889 million in the Senior Bonds, (iii) $15 million in loans from other funding programs, and (iv) $1 million of capital leases.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $28 million remained outstanding as of March 28, 2015. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $109 million remained outstanding as of March 28, 2015. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $321 million remained outstanding as of March 28, 2015. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $412 million is outstanding as of March 28, 2015. At March 28, 2015, the amounts available under our back-up and uncommitted credit facilities were unutilized.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). In the computation of diluted EPS, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

Our current rating with rating agencies are as follow: Moody’s: “Baa3” with stable outlook; S&P: “BBB” with negative outlook; Fitch (on an unsolicited basis): “BBB-” with stable outlook.

As of March 28, 2015, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2015	2016	2017	2018	2019	Thereafter
	(Unaudited, in millions)
Long-term debt (including current portion)	$1,887	$181	$191	$115	$114	$713	$573

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capital expenditure to be approximately $600 million in 2015, to be adjusted based on demand thereafter. The most important of our 2015 capital expenditure projects are expected to be: (a) for our front end facilities: (i) in our 300 mm fab in Crolles, technology evolution and mix evolution to support the production ramp up of new technologies; (ii) mix evolution, and a few selective programs capacity growth, mainly in the area of analog processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore and Catania Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs;

(b) for our back end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 28, 2015.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2015, our booking plus net frames orders decreased compared to the fourth quarter of 2014, mainly impacted by the first quarter’s shorter calendar. We entered the second quarter 2015 with a backlog slightly higher than the level we had when entering in the first quarter 2015. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first three months of 2015, no customer accounted for more than 10% of our total net revenues. There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 28,	March 29,
In million of U.S. dollars except per share amounts	2015	2014

Net sales	1,693	1,801
Other revenues	12	24
Net revenues	1,705	1,825
Cost of sales	(1,139)	(1,226)
Gross profit	566	599
Selling, general and administrative	(222)	(228)
Research and development	(369)	(378)
Other income and expenses, net	35	15
Impairment, restructuring charges and other related closure costs	(29)	(12)
Operating loss	(19)	(4)
Interest expense, net	(5)	(2)
Income (loss) on equity-method investments	4	(8)
Gain on financial instruments, net	-	1
Loss before income taxes and noncontrolling interest	(20)	(13)
Income tax expense	(1)	(9)
Net loss	(21)	(22)
Net loss (income) attributable to noncontrolling interest	(1)	(2)
Net loss attributable to parent company	(22)	(24)

Earnings per share (Basic) attributable to parent company stockholders	(0.03)	(0.03)
Earnings per share (Diluted) attributable to parent company stockholders	(0.03)	(0.03)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	March 28,	March 29,
In million of U.S. dollars	2015	2014

Net loss	(21)	(22)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(204)	(2)
Less : reclassification adjustment for gains on disposal of equity investment	(10)	-
Foreign currency translation adjustments	(214)	(2)
Unrealized gains (losses) arising during the period	4	-
Unrealized gains (losses) on securities	4	-
Unrealized gains (losses) arising during the period	(128)	(5)
Less : reclassification adjustment for (income) losses included in net loss	56	(11)
Unrealized gains (losses) on derivatives	(72)	(16)
Net gains (losses) arising during the period	1	-
Defined benefit pension plans	1	-
Other comprehensive income (loss), net of tax	(281)	(18)
Comprehensive income (loss)	(302)	(40)
Less : comprehensive income (loss) attributable to noncontrolling interest	1	2
Comprehensive income (loss) attributable to the company's stockholders	(303)	(42)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at

	March 28,	December 31,
In million of U.S. dollars	2015	2014
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,949	2,017
Marketable securities	338	334
Trade accounts receivable, net	971	911
Inventories	1,193	1,269
Deferred tax assets	96	97
Assets held for sale	34	33
Other current assets	408	390
Total current assets	4,989	5,051
Goodwill	76	82
Other intangible assets, net	184	193
Property, plant and equipment, net	2,468	2,647
Non-current deferred tax assets	385	386
Long-term investments	58	69
Other non-current assets	552	576
	3,723	3,953
Total assets	8,712	9,004

Liabilities and equity
Current liabilities:
Short-term debt	200	202
Trade accounts payable	706	597
Other payables and accrued liabilities	860	841
Dividends payable to stockholders	14	87
Accrued income tax	38	39
Total current liabilities	1,818	1,766

Long-term debt	1,575	1,599
Post-employment benefit obligations	367	392
Long-term deferred tax liabilities	10	10
Other long-term liabilities	181	182
	2,133	2,183
Total liabilities	3,951	3,949

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,847,920 shares issued, 874,019,201 shares outstanding)	1,157	1,157
Capital surplus	2,749	2,741
Retained earnings	795	817
Accumulated other comprehensive income	332	613
Treasury stock	(334)	(334)
Total parent company stockholders' equity	4,699	4,994
Noncontrolling interest	62	61
Total equity	4,761	5,055

Total liabilities and equity	8,712	9,004

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 28,	March 29,
In million of U.S. dollars	2015	2014

Cash flows from operating activities:
Net loss	(21)	(22)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	175	205
Interests and amortization of issuance costs on convertible bonds	5	-
Gain on financial instruments, net	-	(1)
Gain on sale of businesses	-	(12)
Non-cash stock-based compensation	8	6
Other non-cash items	(31)	(38)
Deferred income tax	(11)	(4)
Loss (income) on equity-method investments	(4)	8
Impairment, restructuring charges and other related closure costs, net of cash payments	16	(21)
Changes in assets and liabilities:
Trade receivables, net	(66)	(63)
Inventories	18	6
Trade payables	96	60
Other assets and liabilities, net	(36)	(71)
Net cash from operating activities	149	53

Cash flows from investing activities:
Payment for purchase of tangible assets	(89)	(114)
Proceeds from sale of tangible assets	-	2
Proceeds from sale of marketable securities	-	57
Net cash variation for joint ventures deconsolidation	-	8
Payment for purchase of intangible assets	(6)	(12)
Payment for purchase of financial assets	-	-
Payment for disposal of equity investment	(13)	-
Proceeds from sale of financial assets	-	1
Proceeds received in sale of businesses	-	19
Net cash used in investing activities	(108)	(39)

Cash flows from financing activities:
Repayment of long-term debt	(20)	(20)
Dividends paid to stockholders	(82)	(85)
Net cash used in financing activities	(102)	(105)
Effect of changes in exchange rates	(7)	(1)
Net cash decrease	(68)	(92)
Cash and cash equivalents at beginning of the period	2,017	1,836
Cash and cash equivalents at end of the period	1,949	1,744

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts
					Accumulated Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2013 (Audited)	1,156	2,581	(212)	1,076	1,042	74	5,717
Capital increase	1						1
Repurchase of common stock			(156)				(156)
Issuance of senior unsecured convertible bonds		121					121
Stock-based compensation expense		39	34	(34)			39
Joint ventures and other subsidiaries deconsolidation						(12)	(12)
Comprehensive income (loss):
Net income				128		1	129
Other comprehensive income (loss), net of tax					(429)	1	(428)
Comprehensive income (loss)							(299)
Dividends to noncontrolling interest						(3)	(3)
Dividends, $0.40 per share				(353)			(353)
Balance as of December 31, 2014 (Audited)	1,157	2,741	(334)	817	613	61	5,055
Stock-based compensation expense		8					8
Comprehensive income (loss):
Net income (loss)				(22)		1	(21)
Other comprehensive income (loss), net of tax					(281)		(281)
Comprehensive income (loss)							(302)
Balance as of March 28, 2015 (Unaudited)	1,157	2,749	(334)	795	332	62	4,761

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 28, 2015, its second quarter will end on June 27 and its third quarter will end on September 26. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2014. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2015.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired, exchanged or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•
determination of the income tax expenses estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2015

In April 2014, the FASB issued new guidance which redefines discontinued operations by changing the criteria for determining which disposals can be presented as discontinued operations. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”. A strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance also enhances disclosure requirements and adds new disclosures for individually material dispositions that do not qualify as discontinued operations. The Company adopted the new guidance in 2015 with no impact on its financial position and results of operations as of the first quarter of 2015.

In April 2015, the FASB simplified the presentation of debt issuance costs by requiring debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the issued debt liability, consistent with the presentation of a debt discount, and not as a deferred charge. The simplified guidance is effective for public companies and periods beginning after December 31, 2015, on a retrospective basis. Early adoption is permitted. The Company early adopted the guidance in the first quarter of 2015, which is applicable on the presentation of debt issuance costs associated with outstanding convertible bonds issued on July 3, 2014 because it eliminates unnecessary complexity in the balance sheet due to the presentation of  debt issuance costs as deferred charges, while debt issuance costs are similar to debt discounts since they reduce the proceeds of borrowings. The new guidance has been applied on a retrospective basis. The balance sheet as at December 31, 2014 has consequently be adjusted to reflect the period-specific effects of applying the new guidance. On January 1, 2015, the debt issuance costs, totaling $4 million, have been reclassified from the line “Other non-current assets” on the consolidated balance sheet to the line “Long-term debt”, as a reduction of the carrying value of convertible bonds issued on July 3, 2014. This retrospective adjustment has consequently generated a decrease of $4 million on the line “Other non-current asset” and a decrease of the line “Long-term debt” for the same amount on the consolidated balance sheet as at December 31, 2014. The recognition and measurement of these debt issuance costs have not been affected by the early adopted guidance.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations and; (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2017. Early adoption is not permitted. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on relative standalone selling prices. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In June 2014, the FASB clarified the guidance relating to stock-based compensation by requiring that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amended guidance will be effective for annual and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any significant impact on its financial position and results of operations.

In November 2014, the FASB amended the accounting guidance relating to the host contract in a hybrid instrument issued in the form of a share, to clarify that an entity should consider all relevant terms and features in evaluating the economic characteristics and risks of the host contract, including the embedded derivative feature being evaluated for bifurcation. The amended guidance will be effective for fiscal years beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial position and results of operations.

In January 2015, the FASB simplified the income statement presentation by eliminating the concept of extraordinary items. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The guidance is effective for periods beginning after December 31, 2015. Early adoption is permitted but only as of the beginning of the fiscal year of adoption. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial statements upon adoption.

In February 2015, the FASB issued a new consolidation guidance to improve targeted areas of the consolidation model. It is intended to answer concerns about certain situations in which consolidation is required under current guidance. Specifically, the guidance introduces several amendments that: (i) modify the evaluation of limited partnerships as VIEs; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation of reporting entities involved with VIEs, particularly those that have fee arrangements and related party relationships; and (iv) provide a scope exception for certain investment funds. The new consolidation guidance is effective for public companies and periods beginning after December 31, 2015, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any material impact on its consolidation perimeter.

In April 2015, the FASB simplified the accounting for defined benefit plans by providing practical expedient related to the measurement date of defined benefit plan assets and obligations. The practical expedient, which is an accounting policy election, allows employers with fiscal year-end dates that do not coincide with a calendar month-end to measure pension and post-retirement benefit plan assets and obligations as of the calendar month-end date closest to the fiscal year-end. A similar practical expedient is included in the new guidance for interim remeasurements for significant events that occur on a date other than a month-end date. The guidance is effective for public companies and periods beginning after December 31, 2015, with early application permitted. The practical expedient for measurement at year-end is not applicable to the Company since its fiscal year ends on December 31; however it is applicable for interim reporting periods. The Company will adopt the new simplified guidance when effective and does not expect any material impact on its financial position and results of operations.

In April 2015, the FASB issued new guidance relating to customer’s accounting for fees paid in a cloud computing arrangement. The guidance clarifies accounting by customers for cloud computing arrangements including a software license. If the cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If not, the customer should account for the arrangement as a service contract.  The guidance is effective for public entities and periods beginning after December 31, 2015, with early application permitted. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
	March 28, 2015	March 29, 2014
Research and development funding	36	21
Phase-out and start-up costs	(1)	(3)
Exchange loss, net	(3)	(1)
Patent costs, net of reversal of unused provisions	-	(13)
Gain on sale of businesses and non-current assets	-	13
Other, net	3	(2)
Total	35	15

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange loss, net represents the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets for the first quarter of 2014 was mostly related to the sale of businesses associated with the Smart Connectivity Business (Display Port products).

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2015 are summarized as follows:

	Three months ended on March 28, 2015
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing consolidation plan	-	(1)	(10)	(11)
EPS restructuring plan	-	(15)	(3)	(18)
Total	-	(16)	(13)	(29)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2014 are summarized as follows:

	Three months ended on March 29, 2014
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600 million net opex plan	-	(9)	(1)	(10)
Manufacturing consolidation plan	-	(2)	-	(2)
Total	-	(11)	(1)	(12)

Impairment charges

No impairment charges were incurred in the first quarter of 2015 and 2014.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 28, 2015 are summarized as follows:

	$600 million net opex plan	Manufacturing consolidation plan	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2014	11	5	15	11	42
Charges incurred in 2015	-	11	22	-	33
Adjustments for unused provisions	-	-	(4)	-	(4)
Receivables not collected upon contract termination	-	(4)	-	-	(4)
Amounts paid	(1)	(5)	(6)	(1)	(13)
Currency translation effect	-	-	(1)	(1)	(2)
Provision as at March 28, 2015	10	7	26	9	52

•	Manufacturing consolidation plan

In 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded in the first three months of 2015 $11 million in restructuring charges and other related closure costs, of which $10 million corresponding to a grant clawback pursuant to the closure of operations in Longgang, China.

•	EPS restructuring plan

In 2014, the Company announced a plan affecting around 450 employees worldwide and targeting an estimated $100 million of annualized savings in the EPS segment. The Company recorded in the first quarter of 2015 a $18 million of restructuring charges and other related closure costs, corresponding primarily to employee voluntary termination benefits and including termination fees in connection with the exit from the IBM technology alliance.

Total impairment, restructuring charges and other related closure costs

The $600 million net opex plan resulted in a total charge of $112 million. The plan was substantially completed in 2014.

The Manufacturing consolidation plan resulted in a $31 million charge incurred as of March 28, 2015. The plan is expected to be completed in 2015.

The EPS restructuring plan, launched in 2014,  is expected to be completed in 2015 and to result in pre-tax charges in the range of $65 million and $70 million. The charge incurred on this plan as at March 28, 2015 totaled $48 million.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest expense, Net

Interest expense, net consisted of the following:

	Three months ended
	March 28, 2015	March 29, 2014
Income	4	2
Expense	(9)	(4)
Total	(5)	(2)

Net interest includes charges related to the sale of trade and other receivables. Interest expense recorded in the first quarter of 2015 included a $6 million charge on the senior unsecured convertible bonds issued in July 2014, of which $5 million was a non-cash interest expense resulting from the accretion of the discount on the liability component.

9.	Income Tax Expense

Income tax expense is as follows:

	Three months ended
	March 28, 2015	March 29, 2014
Income tax expense	(1)	(9)

In the first quarter of 2015, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. Income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority.  There was no major change in the amount of unrecognized tax benefits during the first three months of 2015 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 28, 2015 and December 31, 2014 and in the consolidated statements of income for the first three months of 2015 and 2014 are not material.

The Company is subject from time to time to tax audits in various jurisdictions; unfavorable outcomes of any ongoing tax audits could have a material impact on the Company’s future tax provisions in the periods in which these changes could occur.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended
	March 28, 2015	March 29, 2014

Basic EPS

Net loss attributable to parent company	(22)	(24)
Weighted average shares outstanding	873,974,924	890,651,994

Basic EPS	(0.03)	(0.03)

Diluted EPS

Net loss attributable to parent company	(22)	(24)
Convertible debt interest	-	-
Net loss attributable to parent company adjusted	(22)	(24)
Weighted average shares outstanding	873,974,924	890,651,994
Dilutive effect of unvested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used in calculating diluted earnings per share	873,974,924	890,651,994

Diluted EPS	(0.03)	(0.03)

As of March 28, 2015, there were no outstanding exercisable stock options. There was no dilutive effect of the convertible bonds issued on July 3, 2014 since the conversion is out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the quarter ended March 28, 2015:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2014	(76)	2	(159)	813	580
Cumulative tax impact	-	-	33	-	33
December 31, 2014, net of tax	(76)	2	(126)	813	613
OCI before reclassifications	(128)	5	-	(204)	(327)
Amounts reclassified from AOCI	56	-	2	(10)	48
OCI for the three months ended March 28, 2015	(72)	5	2	(214)	(279)
Cumulative tax impact	-	(1)	(1)	-	(2)
OCI for the three months ended March 28, 2015, net of tax	(72)	4	1	(214)	(281)
March 28, 2015	(148)	7	(157)	599	301
Cumulative tax impact	-	(1)	32	-	31
March 28, 2015, net of tax	(148)	6	(125)	599	332

Items reclassified out of Accumulated Other Comprehensive Income for the period ended March 28, 2015 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(33)	Cost of sales
Foreign exchange derivative contracts	(5)	Selling, general and administrative
Foreign exchange derivative contracts	(18)	Research and development
	-	Income tax expense
	(56)	Net of tax
Defined benefit pension plan items
Amortization of prior service costs	-	(1)
Amortization of actuarial gains (losses)	-	(1)
	-	Income tax benefit (expense)
	-	Net of tax
Foreign currency translation adjustment
Realized gain on disposal of investments	10	Income (loss) on equity-method investments
	-	Income tax benefit (expense)
	10	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(46)	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at March 28, 2015 and December 31, 2014 are detailed in the table below:

	December 31, 2014	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for- sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	March 28, 2015
U.S. Treasury Bonds	334	-	-	4	-	-	338
Total	334	-	-	4	-	-	338
*Other Comprehensive Income

As at March 28, 2015, the Company held $338 million in U.S. Treasury bonds. The bonds have an average rating of AA+/Aaa, with a weighted average maturity of 5.06 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 28, 2015, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at March 28, 2015, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

The Company held Corporate bonds amounting to $57 million which matured in the first quarter of 2014. No credit loss was identified on these instruments.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at March 28, 2015	As at December 31, 2014
Trade accounts receivable	977	919
Allowance for doubtful accounts	(6)	(8)
Total	971	911

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at March 28, 2015, $49 million of trade accounts receivable were sold without recourse ($49 million as at December 31, 2014). Such factoring transactions totaled $49 million for the first quarter of 2015 ($57 million for the first quarter of 2014).

14.	Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	As at March 28, 2015	As at December 31, 2014
Raw materials	69	73
Work-in-process	780	795
Finished products	344	401
Total	1,193	1,269

15.	Goodwill

Changes in the carrying amount of goodwill were as follows:

	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Total
December 31, 2014	2	80	82
Foreign currency translation	-	(6)	(6)
March 28, 2015	2	74	76

16.	Other intangible assets

Other intangible assets consisted of the following:

March 28, 2015	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	618	(522)	96
Contractual customer relationships	4	(4)	-
Purchased software	371	(301)	70
Construction in progress	18	-	18
Other intangible assets	66	(66)	-
Total	1,077	(893)	184

December 31, 2014	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	619	(519)	100
Contractual customer relationships	4	(4)	-
Purchased software	373	(302)	71
Construction in progress	22	-	22
Other intangible assets	66	(66)	-
Total	1,084	(891)	193

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use. The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense was $14 million and $15 million for the first quarters ended March 28, 2015 and March 29, 2014, respectively.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2015	49
2016	56
2017	37
2018	21
2019	11
Thereafter	10
Total	184

17.	Property, plant and equipment

Property, plant and equipment consisted of the following:

March 28, 2015	Gross Cost	Accumulated Depreciation	Net Cost

Land	75	-	75
Buildings	819	(384)	435
Facilities & leasehold improvements	2,711	(2,430)	281
Machinery and equipment	12,689	(11,125)	1,564
Computer and R&D equipment	388	(349)	39
Other tangible assets	110	(102)	8
Construction in progress	66	-	66
Total	16,858	(14,390)	2,468

December 31, 2014	Gross Cost	Accumulated Depreciation	Net Cost

Land	80	-	80
Buildings	886	(411)	475
Facilities & leasehold improvements	2,946	(2,629)	317
Machinery and equipment	13,491	(11,822)	1,669
Computer and R&D equipment	410	(371)	39
Other tangible assets	118	(109)	9
Construction in progress	58	-	58
Total	17,989	(15,342)	2,647

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, Machinery and equipment and Other tangible assets include assets acquired under capital lease. The Net Cost of Assets under capital lease was $1 million for both periods ended March 28, 2015 and December 31, 2014.

The depreciation charge was $161 million and $190 million for the first quarters ended March 28, 2015 and March 29, 2014, respectively.

18.	Long-Term Investments

Long-Term Investments consisted of the following:

	March 28, 2015	December 31, 2014
Equity-method investments	45	56
Cost-method investments	13	13
Total	58	69

Equity-method investments

Equity-method investments as at March 28, 2015 and December 31, 2014 were as follows:

	March 28, 2015		December 31, 2014
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	43	50.0%	43	50.0%
Incard do Brazil Ltda	2	50.0%	3	50.0%
3Sun S.r.l.	-	-	-	-
Other Investment	-	-	10	-
Total	45		56

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of March 28, 2015. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of March 28, 2015.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Incard do Brazil Ltda (“IdB”)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company evaluated that IdB was a VIE. The Company determined that it was the VIE primary beneficiary and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer the VIE primary beneficiary and as such IdB was deconsolidated from the Company’s financial statements in the third quarter of 2014. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $2 million as of March 28, 2015.

The line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income for the first three months of 2015 included a charge of $1 million related to IdB.

3Sun S.r.l. (“3Sun”)

3Sun was a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Company has determined that 3Sun was not a VIE. However, the Company exercised a significant influence over 3Sun and consequently accounted for its investment in 3Sun under the equity-method.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power. In addition,  ST forgave its €13 million outstanding shareholder loan to the joint venture.

The line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income for the first three months of 2015 included a gain of $4 million related to the exit from 3Sun.

Cost-method investments

Cost-method investments as at March 28, 2015 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2015 and currently has no requirement or intent to provide further financial support to the joint venture.

19.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at March 28, 2015	As at December 31, 2014
Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	486	513
Long-term receivables from third parties	5	5
Prepaid for pension	10	9
Derivatives designated as a hedge	2	-
Deposits and other non-current assets	30	30
Total	552	576

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

In the first quarter of 2015, the Company early adopted the new guidance on presentation of debt issuance costs, on a retrospective basis. The balance sheet as at December 31, 2014 has consequently been adjusted to reflect the effects of applying the new guidance. The debt issuance costs totaling $4 million as at December 31, 2014 have been reclassified from the line “Other non-current assets” on the consolidated balance sheet to the line “Long-term debt”, as a reduction of the carrying value of convertible bonds issued on July 3, 2014.

20.	Long-term debt

Long-term debt consisted of the following:

	March 28, 2015	December 31, 2014

Funding program loans from European Investment Bank:
0.28% due 2015, floating interest rate at Libor + 0.026%	9	9
0.31% due 2016, floating interest rate at Libor + 0.052%	19	39
0.73% due 2016, floating interest rate at Libor + 0.477%	52	52
0.63% due 2016, floating interest rate at Libor + 0.373%	57	57
1.46% due 2020, floating interest rate at Libor + 1.199%	75	75
1.32% due 2020, floating interest rate at Libor + 1.056%	165	165
0.97% due 2020, floating interest rate at Euribor + 0.917%	81	91
0.85% due 2021, floating interest rate at Libor + 0.525%	210	210
0.90% due 2021, floating interest rate at Libor + 0.572%	202	202
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	540	537
1.0% due 2021 (Tranche B)	349	347
Other funding program loans:
0.42% (weighted average), due 2014-2023, fixed interest rate	5	6
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	6	6
0.69% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	3	3
Capital leases:
6.52% (weighted average), due 2015-2017, fixed interest rate	1	1
Total long-term debt	1,775	1,801
Less current portion	(200)	(202)
Total long-term debt, less current portion	1,575	1,599

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company.  The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. Transaction costs of $6 million were allocated proportionately to the liability and the equity components. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The debt issuance costs allocated to the liability component totaled $5 million at issuance. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. In the first quarter of 2015, the Company early adopted the simplified guidance on the presentation of debt issuance costs, which consists in reporting these costs as a deduction of the carrying value of the issued debt and not as deferred charges. The new guidance was applied retrospectively, which reduces by $4 million the amount of the liability component as at December 31, 2014. The adjusted carrying value of the liability component of the issued bonds, net of debt discount and issuance costs, totaled $884 million as at December 31, 2014 instead of the $888 million previously reported. Unamortized debt discount and issuance costs totalled $112 million as at March 28, 2015.

21.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of March 28, 2015, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three months ended
	March 28, 2015	March 29, 2014
Service cost	(7)	(7)
Interest cost	(6)	(8)
Expected return on plan assets	5	6
Amortization of actuarial net (loss) gain	(2)	-
Net periodic benefit cost	(10)	(9)

	Other long-term benefits
	Three months ended
	March 28, 2015	March 29, 2014
Service cost	(1)	(1)
Interest cost	(1)	(1)
Net periodic benefit cost	(2)	(2)

Employer contributions paid and expected to be paid in 2015 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2014.

22.	Dividends

The Supervisory Board held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014. The second payment was partially executed in March 2015 for the amount of $82 million. The remaining second portion of dividends, including withholding tax and amounting to $14 million as disclosed in the balance sheet, was paid in April 2015.

The Annual General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. The remaining second portion of dividends to be paid of $4 million was paid during the fourth quarter of 2014.

23.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of March 28, 2015, 26,091,501 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 29,003 in the first three months of 2015.

As of March 28, 2015, the Company owned a number of treasury shares equivalent to 36,828,719.

24.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of March 28, 2015, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 28, 2015, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	292	505
Currency collars	291	514

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	136

           Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging.  The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 28, 2015 and December 31, 2014 is presented in the table below:

	As at March 28, 2015		As at December 31, 2014
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:

Foreign exchange forward contracts	Other current assets	1	Other current assets	-
Foreign exchange forward contracts	Other non-current assets	1	Other non-current assets	-

Currency collars	Other current assets	1	Other current assets	-
Currency collars	Other non-current assets	1	Other non-current assets	-
Total derivatives designated as a hedge:		4		-
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	1
Total derivatives not designated as a hedge:		2		1
Total Derivatives		6		1

	As at March 28, 2015		As at December 31, 2014
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(77)	Other payables and accrued liabilities	(43)
Foreign exchange forward contracts	Other long-term liabilities	(8)	Other long-term liabilities	-
Currency collars	Other payables and accrued liabilities	(55)	Other payables and accrued liabilities	(28)
Currency collars	Other long-term liabilities	(3)	Other long-term liabilities	-
Total derivatives designated as a hedge:		(143)		(71)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(2)
Total derivatives not designated as a hedge:		(1)		(2)
Total Derivatives		(144)		(73)

The effect on the consolidated statements of income for the three months ended March 28, 2015 and March 29, 2014, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at March 28, 2015 and December 31, 2014 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	March 28, 2015	December 31, 2014		March 28, 2015	March 29, 2014
Foreign exchange forward contracts	(59)	(30)	Cost of sales	(20)	6
Foreign exchange forward contracts	(6)	(5)	Selling, general and administrative	(3)	1
Foreign exchange forward contracts	(23)	(10)	Research and development	(9)	5
Currency options	-	-	Cost of sales	-	(1)
Currency collars	(38)	(20)	Cost of sales	(13)	1
Currency collars	(5)	(4)	Selling, general and administrative	(3)	-
Currency collars	(17)	(7)	Research and development	(8)	-
Total	(148)	(76)		(56)	12

A total $140 million loss deferred as at March 28, 2015 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first three months of 2015 and 2014. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.

The effect on the consolidated statements of income for the three months ended March 28, 2015 and March 29, 2014 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain recognized in earnings
		March 28, 2015	March 29, 2014
Foreign exchange forward contracts	Other income and expenses, net	5	2

Total		5	2

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $2 million (composed of a $2 million liabilities and $4 million of assets) and liabilities totaling a net amount of $58 million (composed of a $4 million of assets and $62 million of liabilities) as at March 28, 2015. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $4 millions and total liabilities of $86 million as at March 28, 2015.

26.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at March 28, 2015:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	March 28, 2015
Marketable securities – U.S. Treasury Bonds	338	338	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	(139)	-	(139)	-
Derivative instruments not designated as a hedge	1	-	1	-
Total	219	357	(138)	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2014:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	December 31, 2014
Marketable securities – U.S. Treasury Bonds	334	334	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	(71)	-	(71)	-
Derivative instruments not designated as a hedge	(1)	-	(1)	-
Total	281	353	(72)	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at March 28, 2015 and December 31, 2014.

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. The liability component will be accreted to par value over the expected life of the instrument, five years and seven years respectively for each tranche.

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

No significant portion of the aggregate carrying amount of cost-method investments was evaluated for impairment in the first three months of 2015 since there were no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the related investments.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at March 28, 2015.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and March 29, 2014 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2014	16
Sale of Veredus asset group	(16)
March 29, 2014	-

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at March 28, 2015 and as at December 31, 2014:

		As at March 28, 2015		As at December 31, 2014
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents (1)	1	1,180	1,180	1,271	1,271
Long-term debt
- Bank loans (including current portion)	2	886	886	917	917
- Senior unsecured convertible bonds (2)	1	889	1,064	884	967

(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The carrying value of the bonds are net of $4 million debt issuance costs presented as a deduction of debt and not as a deferred charge, since the Company early adopted in 2015 the new guidance on presentation of debt issuance costs.

No securities were in an unrealized loss position as at March 28, 2015 and March 29, 2014.

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The Company’s segments in 2015 are as follows:

•	Sense & Power and Automotive Products (SP&A), including:

o	Automotive (APG),

o	Industrial & Power Discrete (IPD),

o	Analog & MEMS (AMS), and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Product Group (DPG),

o	Microcontrollers, Memory & Secure MCU (MMS), and

o	Other EPS.

Effective in the first quarter of 2015, the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups, both belonging to EPS,  were combined under one single organization, called Digital Product Group (DPG). The company believes that the amended 2014 revenues and operating income (loss) presentation is consistent with that of 2015 and uses these comparatives when managing the company.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, unused capacity charges have been allocated to associated product groups. Comparative numbers have been restated accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

	Three months ended
	March 28, 2015	March 29, 2014
Net revenues by product segment:
Sense & Power and Automotive Products (SP&A)	1,119	1,191
Embedded Processing Solutions (EPS)	581	628
Others(1)	5	6
Total consolidated net revenues	1,705	1,825

(1)	Includes revenues from the sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:

	Three months ended
	March 28, 2015	March 29, 2014
Net revenues by product lines:
Automotive (APG)	434	445
Industrial & Power Discrete (IPD)	430	442
Analog & MEMS (AMS)	255	304
Sense & Power and Automotive Products (SP&A)	1,119	1,191
Digital Product Group (DPG)	207	282
Microcontrollers, Memory & Secure MCU (MMS)	374	346
Embedded Processing Solutions (EPS)	581	628
Others	5	6
Total consolidated net revenues	1,705	1,825

Operating income (loss) by product segment:

	Three months ended
	March 28, 2015	March 29, 2014
Operating income (loss) by product segment:
Sense & Power and Automotive Products (SP&A)	72	101
Embedded Processing Solutions (EPS)	(64)	(82)
Total operating income (loss) of product segments	8	19
Others(1)	(27)	(23)
Total consolidated operating income (loss)	(19)	(4)

(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended
	March 28, 2015	March 29, 2014
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	8	19
Strategic and other research and development programs	(1)	(1)
Phase-out and start-up costs	(1)	(3)
Impairment, restructuring charges and other related closure costs	(29)	(12)
Other non-allocated provisions(1)	4	(7)
Total operating loss Others	(27)	(23)
Total consolidated operating income (loss)	(19)	(4)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 8, 2015	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board